SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Georgia-Pacific Corporation

(Name of Subject Company (Issuer))

Georgia-Pacific Corporation

(Names of Filing Persons (Offeror))

Certain Outstanding Options to Purchase Georgia-Pacific Group Common Stock, par value $.80 per share,
and
Certain Outstanding Stock Appreciation Rights

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Kenneth F. Khoury, Esq.
Vice President, Deputy General Counsel and Secretary
GEORGIA-PACIFIC CORPORATION
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
Telephone: (404) 652-4000

Copy To:
Cal Smith, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$74,756,381	$6,048

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 10,684,721 shares of common stock of Georgia-Pacific Corporation and 3,571,000 SAR units will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options and SARs ($74,756,381), calculated based on the Black-Scholes option pricing model as the transaction value multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet

     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 7, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information

     (a)     The name of the issuer is Georgia-Pacific Corporation, a Georgia corporation (the “Company”), and the address and telephone number of its principal executive office is 133 Peachtree Street, Atlanta, Georgia 30303, (404) 652-4000. The information set forth in the Offer to Exchange under Section 9 (“Information About Georgia-Pacific Corporation”) is incorporated herein by reference.

     (b)    This tender offer statement on Schedule TO relates to an offer by the Company to its eligible employees to exchange certain outstanding (1) options to purchase shares of the Company’s Georgia-Pacific Group Common Stock, par value $.80 per share (the “eligible options”), for restricted shares of the Georgia-Pacific Group Common Stock (“restricted stock”), and (2) stock appreciation rights (the “eligible SARs”) for replacement SARs, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form (the “Election Form” and, together with the Offer to Exchange, as they may be amended, modified or supplemented from time to time, the “Offer”), attached hereto as Exhibit (a)(2).

     All eligible options were granted under the Georgia-Pacific Corporation Long-Term Incentive Plan (the “LTIP”), the Georgia Pacific Corporation 1995 Shareholder Value Incentive Plan, the Fort James Corporation 1996 Stock Incentive Plan, or the James River Corporation of Virginia 1987 Stock Option Plan, or under a subplan for foreign jurisdictions adopted under one of these plans. There are outstanding eligible options to purchase approximately 10,684,721 shares of the Company’s common stock. All shares of restricted stock to be issued in exchange for eligible options will be issued under the LTIP. A maximum of 4,018,901 shares of restricted stock may be issued in the Offer.

     All eligible SARs were granted in January 2001 and 2002 under the Georgia-Pacific Corporation Long-Term Appreciation Plan (the “LTAP”). There are approximately 3,571,000 eligible SARs outstanding. All replacement SARs will be issued under the LTAP. A maximum of 2,868,600 replacement SARs may be issued in the Offer.

     The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options and SARs; Eligibility; Expiration Date”), Section 5 (“Acceptance of Eligible Options and SARs for Exchange and Issuance of Restricted Stock and Replacement SARs”), and Section 8 (“Source and Amount of Consideration; Terms of the Restricted Stock and Replacement SARs”) is incorporated herein by reference.

     (c)    The information set forth in the Offer to Exchange under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

     The filing person is the Company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements about the Options and SARs”) and the information set forth in Schedule I to the Offer to Exchange, together, are incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)     The information set forth in the Offer to Exchange on the introductory cover pages, under “Summary Term Sheet,” Section 1 (“Number of Options and SARs; Eligibility; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Eligible Options and SARs”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options and SARs for Exchange and Issuance of Restricted Stock and Replacement SARs”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of the Restricted Stock and Replacement SARs”), Section 11 (“Status of Options and SARs Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Non-U.S. Tax Consequences”), Section 15 (“Extension of the Offer; Termination; Amendment”), Section 19 (“Miscellaneous”) and Appendix F (“Non-U.S. Tax Summaries”) is incorporated herein by reference.

     (b)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements about the Options and SARs”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions and Plans or Proposals.

     (a)     Not applicable.

     (b)     Not applicable.

     (c)     Not applicable.

     (d)     Not applicable.

     (e)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements about the Options and SARs”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)     The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

     (b)     The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options and Eligible SARs for Exchange and Issuance of Restricted Stock and Replacement SARs”) and Section 11 (“Status of Options and SARs Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)     The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)     The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of the Restricted Stock and Replacement SARs”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

     (b)     The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

     (c)     Not applicable.

     (d)     Not applicable.

Item 8. Interests in Securities of the Subject Company.

     (a)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements about the Options and SARs”) is incorporated herein by reference.

     (b)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements about the Options and SARs”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)     The information set forth in the Offer to Exchange under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

     (b)     Not applicable.

Item 10. Financial Statements.

     (a)     The information set forth in the Offer to Exchange under Section 9 (“Information About Georgia-Pacific Corporation”) and Section 17 (“Additional Information”), and on pages 40 through 120 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2002, and in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003, is incorporated herein by reference.

     (b)     Not applicable.

Item 11. Additional Information

     (a)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements about the Options and SARs”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)     Not applicable.

Item 12. Exhibits

Exhibit
Number	Description of Exhibits

(a)(1)	Offer to Exchange, dated May 7, 2003.

(a)(2)	Form of written Election Form.

(a)(3)	Form of Online Election Form.

(a)(4)	Georgia-Pacific Exchange Program Telephone Election System Script.

(a)(5)	Form of written Change of Election Form for Non-U.S. Employees

(a)(6)	Letter from A.D. Correll to Eligible Employees Regarding the Offer.

(a)(7)	Form of Grants Eligible For Exchange Report.

(b)	Not applicable.

(d)(1)	Form of Restricted Share Grant Agreement for U.S. Employees (included as Appendix B in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(2)	Form of Replacement SAR Award Agreement for U.S. Employees (included as Appendix C in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(3)	Form of Restricted Share Grant Agreement for Non-U.S. Employees (included as Appendix D in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(4)	Form of Replacement SAR Award Agreement for Non-U.S. Employees (included as Appendix E in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(5)	Georgia-Pacific Long-Term Incentive Plan, as amended through January 1, 2002 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed March 28, 2003, File No. 1-3506).

(d)(6)	Amendment to Georgia-Pacific Long-Term Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(7)	Georgia-Pacific 1995 Shareholder Value Incentive Plan, as amended through December 16, 1997 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(8)	Amendment to Georgia-Pacific 1995 Shareholder Value Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(9)	Georgia-Pacific Long-Term Appreciation Plan.

(d)(10)	Amendment Number One to the Georgia-Pacific Corporation Long-Term Appreciation Plan.

(d)(11)	Fort James Corporation 1996 Stock Incentive Plan, as amended through August 12, 1997 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(12)	Amendment to the Fort James Corporation 1996 Stock Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(13)	James River Corporation of Virginia 1987 Stock Option Plan (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(14)	Amendment to the James River Corporation of Virginia 1987 Stock Option Plan, dated as of May 6, 2003 (incorporated herein by reference to Exhibit A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

Date: May 7, 2003	By:	/s/ Kenneth F. Khoury

Kenneth F. Khoury,
Vice President, Deputy General Counsel
and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)	Offer to Exchange, dated May 7, 2003.

(a)(2)	Form of written Election Form.

(a)(3)	Form of Online Election Form.

(a)(4)	Georgia-Pacific Exchange Program Telephone Election System Script.

(a)(5)	Form of written Change of Election Form for Non-U.S. Employees

(a)(6)	Letter from A.D. Correll to Eligible Employees Regarding the Offer.

(a)(7)	Form of Grants Eligible For Exchange Report.

(b)	Not applicable.

(d)(1)	Form of Restricted Share Grant Agreement for U.S. Employees (included as Appendix B in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(2)	Form of Replacement SAR Award Agreement for U.S. Employees (included as Appendix C in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(3)	Form of Restricted Share Grant Agreement for Non-U.S. Employees (included as Appendix D in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(4)	Form of Replacement SAR Award Agreement for Non-U.S. Employees (included as Appendix E in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(5)	Georgia-Pacific Long-Term Incentive Plan, as amended through January 1, 2002 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed March 28, 2003, File No. 1-3506).

(d)(6)	Amendment to Georgia-Pacific Long-Term Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(7)	Georgia-Pacific 1995 Shareholder Value Incentive Plan, as amended through December 16, 1997 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(8)	Amendment to Georgia-Pacific 1995 Shareholder Value Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(9)	Georgia-Pacific Long-Term Appreciation Plan.

(d)(10)	Amendment Number One to the Georgia-Pacific Corporation Long-Term Appreciation Plan.

(d)(11)	Fort James Corporation 1996 Stock Incentive Plan, as amended through August 12, 1997 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(12)	Amendment to the Fort James Corporation 1996 Stock Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(13)	James River Corporation of Virginia 1987 Stock Option Plan (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(d)(14)	Amendment to the James River Corporation of Virginia 1987 Stock Option Plan, dated as of May 6, 2003 (incorporated herein by reference to Exhibit A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).

(g)	Not applicable.

(h)	Not applicable.